Mail Stop 4561

March 6, 2008

Mr. Thomas B. Barker
Chief Executive Officer
West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska   68154

       Re: **West Corporation**
               Form 10-K for the year ended December 31, 2006
               Filed February 28, 2007
               File No. 000-21771

Dear Mr. Barker:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief